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                             LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                            WWW.LEGALANDCOMPLIANCE.COM

                                                DIRECT E-MAIL:
                                                LANTHONY@LEGALANDCOMPLIANCE.COM


                                  June 7, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:  Michele M. Anderson, Legal Branch Chief

RE: IELEMENT CORPORATION
AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM SB-2
FILED MAY 4, 2006
FILE NO. 333-131451

FORM 10-KSB FOR YEAR ENDED MARCH 31, 2005
FORM 10-QSB FOR THE QUARTERS ENDED JUNE 30,
      SEPTEMBER 30 AND DECEMBER 31, 2005
FILE NO. 0-29331


Dear Ms. Anderson:

We have electronically filed herewith on behalf of IElement Corporation (the "Registrant") Amendment No. 2 to the above-referenced Registration Statement. In addition, and for your convenience, we are including a complete copy of the submission herewith for your review. The Amendment No. 2 is marked with (R) tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter dated May 19, 2006.

Our responses below are numbered in accordance with Ms. Anderson's numbered comments:

     1. We have complied with your requests in comment 1.

     2. The Company website has been revised to removed all statements to the effect that the Company is "financially strong" and "self financed".

     3. Amendment No. 2 reflects the requested change. In particular, we have amended the statement to read, "Use of proceeds from the exercise of the stock purchase warrants. The common stock issuable upon such exercise is being registered herein."

     4. Amendment No. 2 reflects the requested change. In particular, the "Executive Overview" section has been relocated so that it precedes "Our Plan of Operation". In addition, the "Our Plan of Operation" has been revised to eliminate discussion which is repetitive with the "Business" section. Moreover, we removed the bullet point list beginning with "we intend to" from the Business Section as it was repetitive with the same language in the "Our Plan of Operation" section.


          330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH
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Securities and Exchange Commission
Division of Corporation Finance
June 7, 2006
Page 2


     5. Amendment No. 2 reflects the following changed language in the first section of the "Executive Overview", "Although we have a solid, consistent, steady revenue base, characterized by our base of customers which are under long-term contracts and most of which have been our customers for several years,...". I-Element maintains that although overall revenues have been volatile, the Company does have a solid revenue base. In addition, the Company believes that the disclosures contained in the Management Discussion and Analysis and Result of Operations section of Amendment No. 2 to the SB-2 adequately disclose the reasons behind revenue fluctuations.

     6. Amendment No. 2 reflects the requested change. In particular, in addition to the disclosure already provided in the liquidity section, which included a description of the March 25, 2006 agreements and the terms of the agreements, the Company added the names of Mr. Zweig's family members and amount of Note to each, the reasons for the amended agreements and the likely dilutive impact. In addition to the disclosure already provided in the Certain Relationships section, the Company added the family relationship and outstanding principal balance for each of the note holders.

     7. Amendment No. 2 reflects the requested change. In particular, I-Element has added quantified disclosure on its debt service requirements for the next 12 months and a discussion as to how it intends to satisfy the debt repayment obligations.

     8. Amendment No. 2 reflects the requested change. In particular, I-Element has removed the disclosure that "current cash resources will be sufficient..." and the remainder of that paragraph and replaced the disclosure with one that clarifies the Company's ability to satisfy its cash needs. In addition, I-element has added a discussion of its plans in the event that the warrants are not exercised.

     9. Amendment No. 2 reflects the requested change. I-Element has removed the reference to the Forms 8-K on both pages 18 and 19. In addition, I-Element removed a similar reference in the Management section, in the Description of Private Placement section and in Item 26 Recent Sales of Unregistered Securities.

     10. Amendment No. 2 reflects the requested change. I-Element has added Mr. Ponnath to the Management section of Amendment No. 2 to the SB-2.

     11. As disclosed in the Liquidity and Capital Resources section, As of June 5, 2006, I-Element has issued all the stock payable as disclosed in Note 4 to the financial statements as of December 31, 2005. A complete list of the shares referred to in Note 4, including who the shares were to be issued to, and have since been issued to, the reason for the issuance, number of shares and dollar value of such issuance is as follows:

Payee                       Reason                      Shares     Dollar Value
-----                       ------                      ------     ------------
Tim Dean Smith              Debt repayment               80,000       $4,000.00
Susan Walton                Debt repayment              400,000      $20,000.00
Tim Dean Smith              Debt repayment            1,600,000      $80,000.00
Jeremy Dean Smith           Debt repayment            1,800,000      $90,000.00
Dolphin Capital             Debt repayment            2,900,000     $145,000.00
Duane Morris, LLP           Settlement                  880,000      $44,000.00
Michael Bloch               Private Placement         2,000,000      $70,000.00
Isaac de la Pena            Debt repayment              150,000       $7,500.00
Johnathan Lowenthal         Private Placement           500,000      $17,500.00
Palladian Advisors          Settlement                2,500,000     $100,000.00


          330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH
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Securities and Exchange Commission
Division of Corporation Finance
June 7, 2006
Page 3


Wayne Schoenmakers          Private Placement           100,000       $3,500.00
Thomas Barrett              Private Placement           200,000       $7,000.00
William Goatley             Private Placement           250,000       $8,750.00
Robert Gillman              Private Placement           500,000      $17,500.00
Timothy Broder              Private Placement           500,000      $17,500.00
Thomas Piscula              Private Placement           500,000      $17,500.00
Robert Rowley               Private Placement           500,000      $17,500.00
John Niedfelt               Private Placement           200,000       $7,000.00
Jerome Niedfelt             Private Placement           300,000      $10,500.00
Michael Melson              Private Placement           500,000      $17,500.00
Raymond Dunwoodie           Private Placement           500,000      $17,500.00
Fred Matulka                Private Placement           500,000      $17,500.00
Oscar Greene                Private Placement           500,000      $17,500.00
Kenneth Meyer               Private Placement         1,000,000      $35,000.00
William Cail                Private Placement            25,000         $875.00
Trey Investments            Private Placement           150,000       $5,250.00
Richard Crose               Private Placement           500,000      $17,500.00
Frank Davis                 Private Placement           200,000       $7,000.00
Global Equity Trading       Private Placement           500,000      $17,500.00
Holger Pfeiffer             Private Placement           250,000       $8,750.00
Calder Capital              Private Placement           500,000      $17,500.00
Bellano Family Trust        Private Placement           300,000      $10,500.00
Brett Jensen                Employee Comensation        200,000       $7,000.00
Jeff Wilson                 Employee Comensation        714,286      $25,000.00
Marianne Issels             Private Placement           250,000       $8,750.00
Robert Flaster              Private Placement           200,000       $7,000.00
Ulrich Nusser               Private Placement           250,000       $8,750.00
William Harner              Private Placement           150,000       $5,250.00
Sat Paul Dewan              Private Placement           300,000      $10,500.00
Annette Bohmer              Private Placement           500,000      $17,500.00
Robert Smith                Private Placement           300,000      $10,500.00
Thomas Weis                 Private Placement           250,000       $8,750.00


          330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
June 7, 2006
Page 4


Laurence B. Straus          Private Placement           300,000      $10,500.00
Jurgen Popp                 Private Placement         1,500,000      $52,500.00
Stefan Muller               Private Placement           500,000      $17,500.00
Veronica Kristi Prenn       Private Placement         1,500,000      $52,500.00
Global Equity Trading       Private Placement         2,000,000      $70,000.00
AK Asset Management         Private Placement         1,000,000      $35,000.00
Stefan Muller               Consulting Payment        1,000,000      $60,000.00
Jurgen Popp                 Consulting Payment        1,000,000      $60,000.00
Glenn Jensen                Private Placement         3,000,000     $105,000.00
Clarence Keck               Private Placement           150,000       $5,250.00
Benjamin Eichholz           Private Placement         1,500,000      $52,500.00
Ryan Cornelius              Private Placement         1,500,000      $52,500.00
Christiane Loberbauer       Private Placement           250,000       $8,750.00
Fred Schmitz                Private Placement         5,000,000     $175,000.00
Jorn Follmer                Private Placement           500,000      $17,500.00
Matthias Graeve             Private Placement           250,000       $8,750.00
Hendrik Paulus              Private Placement           500,000      $17,500.00
Donald Kennedy              Consulting Payment           20,000       $1,000.00
John Fox                    Consulting Payment          100,000       $5,000.00
Film & Music Entertainment  Private Placement         1,000,000      $35,000.00
Gerd Weger                  Private Placement        10,000,000     $350,000.00
General Research GmbH       Private Placement           500,000      $17,500.00
Vista Capital               Consulting Payment        1,000,000      $70,000.00
Vittorio Boeri              Private Placement           500,000      $17,500.00
Red Giant Productions       Private Placement           500,000      $17,500.00
Total                                                59,469,286


     As the common stock above is included in the SB-2 registration statement
Note 4 indicates that the Company is registering such shares. Amendment No. 2 explains that the $1,579,375 raised in the private placement offering was in exchange for 45,125,000 shares of common stock and 22,562,500 shares issuable upon exercise of the warrants issued in the private placement. Amendment No. 2 clarifies that all of these shares (the 45,125,000 issued common shares and the 22,562,500 shares underlying the warrants) are included in the registration statement.


          330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
June 7, 2006
Page 5


     Finally, Vista Capital has received all shares and warrants. The words "or will receive" have been removed from Amendment No. 2 to clarify this.


     12. An updated consent of the independent auditor has been filed with Amendment No. 2.

     13. I-Element is in the process of reviewing the classification of Goodwill for the ICCC purchase. I-Element intends to reclassify a portion of the Goodwill to the customer base and to restate its financial statements accordingly. At the time of the ICCC purchase, I-Element did not have separate business operations, and accordingly, purchased more than a customer base which will be reflected in Goodwill. The restated financial statements shall assign a significant portion of the current Goodwill to the customer base, while still reflecting the Goodwill purchased in the transaction. I-Element is in the process of completing its audit for the year end March 31, 2006 and will file its restated financial statements with its 10-KSB. In addition, I-Element will, at that time, file an amended Form 10-KSB/A and Forms 10-QSB/A to reflect the restated financial statements and disclosures in response to comment 25.

     14. Amendment No. 2 reflects the requested change.

     15. A restated Consolidated Statement of Changes in Stockholders' Equity (Deficit) is included in Amendment No. 2, reflecting requested changes in comments 15, 16 and 17. Amendment No. 2 contains an additional Note 9 discussing the restatement and the auditors report has been revised to make reference to the restatements. The label "restated" has been added to the financial statements where appropriate.

     16. A restated Consolidated Statement of Changes in Stockholders' Equity (Deficit) is included in Amendment No. 2, reflecting requested changes in comments 15, 16 and 17. Although the acquisition of ICCC took place in March 2003 the Redemption of Shares and Exchange Agreement did not take place until the first quarter of 2004. In particular, I-Element took possession of ICCC's assets on March 1, 2003 but did not complete the Redemption of Shares and Exchange Agreement until March 31, 2004. During this period the Company's continued to work out the details of the final Redemption of Shares and Exchange Agreement.

          The final Redemption of Shares and Exchange Agreement was executed in January 2004. ICCC shareholders were given the opportunity to redeem their shares in ICCC for an equal number of shares in I-Element plus a 1% share premium. At the time of the share redemption there were 4,082,207 shares exchanged.

          The Statement of Changes in Stockholders Equity (Deficit) at page F-4 has been retroactively restated to reflect the 3.52 to 1 share exchange that took place at the time of the reverse merger between I-Element and MailKey Corp. The shares noted on the "recapitalization" line of the Statement reflect this restatement (i.e. 4,082,207 x 3.52 = 14,369,368).

          All subsequent line items on the Statement of Changes in Stockholders' Equity (Deficit) through December 31, 2004 and the first two line items for the period ended March 31, 2005 were also retroactively restated to reflect the 3.52 to 1 share exchange in the reverse merger with MailKey Corporation.

     17. A restated Consolidated Statement of Changes in Stockholders' Equity (Deficit) is included in Amendment No. 2, reflecting requested changes in comments 15, 16 and 17. The reverse merger that took place during the quarter ended March 31, 2005 was the reverse merger between I-Element and MailKey Corporation.


          330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
June 7, 2006
Page 6


          At the time of the reverse merger the shareholders of I-Element received 3.52 shares of MailKey common stock in exchange for each share of I-Element stock they owned. At the time of the reverse merger there were 13,592,567 shares of I-Element common stock outstanding. At the time of the reverse merger the share exchange resulted in a total of 47,845,836 new MailKey common stock shares issued (13,592,567 x 3.52). These 47,845,836 shares are reflected on the Statement of Changes in Stockholders' Equity (Deficit) as the common stock share balance of 15,204,255 shares at December 31, 2004 plus the two subsequent transactions of 16,115,345 and 16,526,236 shares reflected on the Statement.

          The 34,726,355 shares of common stock reflected on the "Effects of reverse merger" line are the outstanding MailKey shares in the hands of MailKey shareholders at the time of the reverse merger.

     18. The revisions made to the cash flow statement were made for the year ended December 31, 2003 only. In prior comment 63 the Commission questioned why the Company had classifications for Acquisition of Fixed Assets in business combination, Debt and accrued interest assumed in business combination and Goodwill. As these were all non-cash items, in the revised cash flow statement the Company has netted the booking of the acquisition of ICCC against their applicable balance sheet classifications. The following amounts applied to the acquisition of ICCC and all net to zero. Acquisition of fixed assets ($893,611), Increase in Goodwill ($2,079,665), Increase in deposits ($15,000), accounts payable and accrued liabilities assumed in acquisition $2,163,796 and debt assumed in acquisition of $824,480.

          As the three original non-cash items on the cash flow statement were eliminated in the revision this left two items to be reflected in the revision. At 12/31/03 there was a balance of $55,006 on the books in Deposits, as $15,000 in deposits were acquired by ICCC the actual increase in deposits, now reflected on the cash flow, is $40,006.

          The only other change on the cash flow statement was to the (Increase) decrease in accounts payable. The original figure on the cash flow was an increase of $904,790. This was the change in a/p not including the a/p and accrued liabilities assumed in the acquisition of ICCC. As the a/p and accrued liabilities assumed totaled an increase of $2,163,796 then a decrease of $1,259,056, as reflected on the revised cash flow, nets to the original ending balance of $904,740

     19. Amendment No. 2 reflects the requested change.

     20. I-Element confirms that it does not recognize revenue until collectibility is reasonably assured. If a problem in payment is recognized prior to providing services, revenue is not recorded until the cash is collected from such customer. A statement to this effect has been added to the Revenue and Cost Recognition section of Amendment No. 2.

     21. There were no options or warrants outstanding to purchase stock for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004 and 2003. Amendment No. 2 has been changed to reflect this disclosure.

     22. The number of shares outstanding as of June 5, 2006 is 159,035,031. Since January 17, 2006 the Company has issued an additional 62,637,966 shares and 80,000 shares have been returned to the treasury. Of the 62,637,966 shares issued 59,469,286 were issued in payment of the Company's stock liability outstanding as of December 31, 2005. The remaining 3,168,680 were issued as follows:


          330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH

Securities and Exchange Commission
Division of Corporation Finance
June 7, 2006
Page 7


 1/9/2006   Global Equity Trading   Consulting Payment      250,000   $10,000.00
 1/9/2006   Misty Starke            Consulting Payment      500,000   $20,000.00
1/12/2006   Stonegate Ventures      Consulting Payment    1,000,000   $60,000.00
1/12/2006   Yock Investments        Consulting Payment    1,000,000   $60,000.00
 2/1/2006   Stefan Muller           Consulting Payment      250,000   $27,500.00
 3/8/2006   QSC                     Sales Commissions       168,680   $18,555.00

          The Recent Sales of Unregistered Securities in Amendment No. 2 has been updated to reflect all issuances. The Selling Stockholders table has also been updated accordingly.

     23. The revised legality opinion was filed on EDGAR as Exhibit 23.2 to Amendment No. 1 on May 4, 2006 and has been refiled as Exhibits 5.1 and 23.2 to Amendment No. 2.

     24. Amendment No. 2 reflects the requested change.

     25. IElement will comply with the above comments as applicable.

     26. IElement will amend its filings on Form 10-KSB/A and Forms 10-QSB/A to reflect the restated financial statements and disclosures. IElement intends to file such amendments within ten (10) days or as soon as practicable thereafter. IElement will provide the Commission with an updated correspondence upon filing such amendments.


We look forward to your comments on Amendment No. 2 and the foregoing responses.


Legal & Compliance, LLC


By:______________________
    Laura Anthony, Esq.


          330 CLEMATIS STREET, #217 o WEST PALM BEACH, FLORIDA o 33401
                     PHONE: 561-514-0936 o FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH